

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2015

Via E-mail
Michael Davis Lawyer
Chief Executive Officer
Aquarius Cannabis Inc.
2549 Cowley Drive
Lafayette, CO 80026

Re: Aquarius Cannabis Inc.
Registration Statement on Form S-1
Filed December 12, 2014
File No. 333-200932

Dear Mr. Lawyer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the following press releases and written communications which allude to a proposed public offering of your securities:
   - the press release labeled "Aquarius Cannabis Files S-1 with the SEC" published by PR Newswire and dated December 17, 2014 (see http://www.prnewswire.com/news-releases/aquarius-cannabis-files-s-1-with-the-sec-300010942.html);
   - the news article labeled "The Green Rush Is On: What Our Investors Know That You Don't (Yet)" by Patrick Eckstrom and dated December 12, 2014 (see http://aquariuscannabis.com/green-rush-investors-know-dont-yet); and
   - your website, including the statement "the time to invest is now" (see http://aquariuscannabis.com/why-aquarius).

   Please supplementally advise us of the activities involving management leading to the generation and public distribution of the three news articles, including the posting of two

of the articles on your website, and provide us with your legal analysis as to why these communications are permissible in light of the requirements of the Securities Act of 1933 regarding written communications. Alternatively, advise us of any steps that you have taken to prevent the further distribution or publication of similar communications going forward. For guidance, please also refer to SEC Release No. 33-8591.

2. If true, please expand your disclosure to explain that Aquarius Cannabis Inc., a Delaware company, is the predecessor to the registrant. Provide the corporate history for the registrant as required by Item 101 of Regulation S-K, including;
   - how the managers of the registrant became shareholders of Storm Run Acquisition Corp., and
   - how the registrant became the successor to the Delaware company.

   If the Nevada company is not the successor to the Delaware company, please advise us as to why this is not the case and expand your disclosure to discuss;
   - the prior operations of Storm Run Acquisition and Aquarius Cannabis, the Delaware company, and
   - any affiliation and intended cooperation between the registrant and Aquarius Cannabis, the Delaware company.

3. You state that your business plan is unique. However, there are other companies, including Privateer Holdings, which plan to offer branded marijuana products. Please provide additional disclosure supporting this characterization or alternatively eliminate such statements throughout the prospectus.

4. You characterize the sale of marijuana as legal throughout your prospectus. For example, on page 1, you state that "[w]e believe our projected revenue stream will be rapid and will grow as legalized marijuana in the U.S. expands." Since the use, sale, and possession of marijuana is illegal under federal law, please clarify these statements to distinguish between the legal status of marijuana under state vs. federal law.

5. Please disclose why you believe that you "will be the first company with multiple medical marijuana and recreational marijuana brands distributed in multiple states." Unless you have a reasonable basis to support this assertion, please eliminate this statement throughout the prospectus.

6. You state in the prospectus that your business does not involve the possession of marijuana. Where appropriate, please disclose how you developed your proprietary growing methods and environmental designs without possessing marijuana. If you acquired these assets, please disclose the material terms of the acquisition in the Business section and file the agreement as an exhibit to the registration statement.

Prospectus Summary, page 1

7. At this time, you must make your choice whether to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jobs Act. Please revise your disclosure on pages 2, 7, and 8 to disclose your election under Section 107(b) of the Jobs Act:

    - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jobs Act, include a statement that the election is irrevocable; or

    - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b) of the Jobs Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please revise your disclosure on page 7 under the label "We are an 'Emerging Growth Company,' . . ." to state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A. In addition, consider describing the extent to which any of the disclosure requirement exemptions available to you as an emerging growth company are also available to you as a Smaller Reporting Company.

8. Please briefly describe your proprietary growing methods and environmental designs.

9. Please discuss the products that you plan to offer such as your AquariusPODS.

10. Please clarify that the FDA has not approved the sale of marijuana for any medical application.

11. Please discuss the legal status of marijuana under federal law and in Nevada, California, Oregon, and Washington. Your discussion should include disclosure relating to the legality, separately, of possession, use, distribution, and production.

12. You state that producers partnering with you will gain access to top-tier experts and consultants. Please identify these top-tier experts and consultants or alternatively clarify that you hope to employ top-tier experts and consultants.

13. We note on page 2 that you are planning "to operate a national marijuana branding business in compliance with Federal law." Please reconcile this statement with your disclosure on page 10 that you "could be deemed to be participating in marijuana cultivation, which remains illegal."

14. Please discuss Aquarius Colorado's current and planned business operations.

Risk Factors
Once We Start Our Operations We Will Need Substantial Capital………….., page 5

15. Please discuss the risk that you may not be able to secure financing on favorable terms, if at all, due to the nature of your business.

Uncertainty of Profitability, page 6

16. We note that you do not have any revenue at this time. Please revise your disclosure throughout the prospectus to remove any inference that you currently generate revenue.

Conflicts of Interest, page 7

17. Please expand your disclosure to describe any potential or current conflicts of interest of which you are aware. In this regard, please identify any companies that operate or plan to operate in the marijuana industry, including companies that are consulting and service providers, which are owned or managed by any of your officers, directors, or employees.

Our Business is Dependent on Laws Pertaining to the Marijuana Industry, page 10

18. We note that you "are potentially exposed to criminal liability and property seizure." Please disclose the potential liabilities, if any, for your company, employees, affiliates, and investors.

Because our Business is Dependent Upon Continued Market Acceptance by Consumers………….., page 11

19. Please identify the "marijuana pill" sold by pharmaceutical companies you refer to in this risk factor.

Description of Securities to be Registered, page 20

20. Please discuss the dividend rights of both your common stock and preferred stock.

Description of Business, 22

21. Please remove the URLs for news websites from your prospectus.

22. A number of states have minimum good manufacturing practices. Please disclose if and why you believe that these state-mandated good manufacturing practices create a more consistent product.

23. Please discuss other products such as drugs approved by the FDA that contain a synthetic version of a substance that is present in the marijuana plant.

24. Please discuss the terms of your management service agreements with TAA and TAG. Please include all of the material terms agreed to by the parties. This includes, but is not limited to:
    - the material services provided;
    - payment terms;
    - the duration of the agreement; and
    - the material termination provisions.

25. You provide forward-looking information regarding future sales of marijuana in the U.S. and in Colorado on page 22. If the disclosure is based on your belief, please provide additional disclosure supporting your belief and discuss the assumptions that form the basis of the forward-looking information. Alternatively, please disclose any other basis for the disclosure.

Market Need, page 23

26. If true, please explain how you plan to create genetic consistency for the marijuana products under your brand name.

Our Business and Plan of Operation, page 24

27. Please discuss how you will ensure quality and consistency of marijuana sold under your brand name.

Business Model, page 24

28. You state that you will be setting up partnerships with your customers during the next few months. Please clarify if you are currently in conversations with customers. Alternatively, please revise your disclosure to remove the inference that you are.

Competition, page 25

29. You explain that you are an ancillary business similar to a real estate agent or a lighting manufacturer. Please explain how your potential liability differs from a service provider that is not knowingly providing a service related to the cultivation and sale of marijuana.

30. Please identify the competitors such as pharmaceutical companies and individual producers that plan to offer a branded product.

Intellectual Property, page 26

31. Explain why growing methods and environmental designs are proprietary and how you protect them.

32. If applicable, please discuss any legal limitations on your ability to enforce the protection of your intellectual property due to federal and state laws prohibiting the production and sale of marijuana.

Employees, page 26

33. We note that you have no employees. We also note that you have two executive officers who are hired as "independent contractors." Please expand your disclosure to explain why you have not hired any employees. Additionally, please supplementally provide us with an analysis as to why these two contractors are not employees under Nevada law.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

34. Please explain how you will ensure that producers have a "strong, stable market for their medical and recreational marijuana."

Liquidity and Capital Resources, page 27

35. Please disclose how long you expect your business operations to continue with your current amount of cash and cash equivalents. If you expect that your business operations cannot continue for twelve months given your current cash and cash equivalents, please disclose the amount of additional financing necessary to continue operations for twelve months.

Liquidity and Capital Resources for the nine months………….., page 33

36. Please explain why Aquarius Colorado purchased grow lights and any plans that you have for these grow lights.

Executive Compensation, page 35

37. Please update your executive and director compensation disclosure to include the registrant's last completed fiscal year. You should continue to provide 2013 executive compensation information in your Summary Compensation Table.

Security Ownership of Certain Beneficial Owners and Management, page 37

38. Please identify the natural person or persons who exercise the voting and/or dispositive powers with respect to the shares beneficially owned by the Aquarius Group, LLC.

Transactions with Related Persons, Promoters and Certain Control Persons and Director Independence, page 38

39. We note that TAA and TAG provide management services to you. Please expand your disclosure to provide the information required by Item 404(a) of Regulation S-K. In this regard, please specifically address whether Mr. Lawyer or Mr. Grede personally provide services to you through either of these companies.

Index to Financial Statements, page F-1

40. Provide pro forma financial information specified by Rule 8-05 of Regulation S-X for the December 1, 2014 share exchange with Aquarius Colorado or tell us why you believe such information is not required.

Statements of Cash Flows, page F-6

41. Explain to us how your operating activities provided cash when you report a net loss and no revenues or revise the statement as necessary. Also, the amounts presented do not total to the amount shown. Please revise as necessary.

Note 1 Nature of Operations, page F-7

42. Provide us the ownership of Aquarius Cannabis Inc. and Aquarius Holdings LLC just prior to the December 1, 2014 exchange transaction which demonstrates that the December 1, 2014 exchange was a common control transaction pursuant to ASC 805-50, if true.

Report of Independent Registered Public Accounting Firm, page F-14

43. The financial statements are labeled as those of Aquarius Holdings LLC. The report opines on the financial statements of Aquarius Holding LLC. Please revise the disclosure as necessary to address this inconsistency.

Note 6 Convertible Notes Payable, page F-37

44. You state on page 17 "Upon conversion of all of the convertible promissory notes issued by Aquarius Colorado, we will have up to 24,282,500 shares of Common Stock outstanding." However, in this note you indicate the notes are not currently convertible and won't be convertible until if and when your common stock is listed on the OTC BB. Please reconcile these two statements and revise the disclosure as necessary.

Exhibits

45. Please file the TAA and TAG agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that the agreement is not material to the company.

46. Please file the convertible promissory notes issued by Aquarius, the promissory note issued to Mr. Hagel, and the promissory note issued to Mr. Rudyak as exhibits.

Other Comments

47. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

48. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jim Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Szaferman, Lakind, Blumstein & Blader, PC
        101 Grovers Mill Road, Suite 200
        Lawrenceville, NJ 08648